Exhibit 99.1

Investor Presentation November 2023

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

Business Overview

Vinci Partners is a leading, full-service alternative asset manager

Vinci operates on a highly visible and integrated recurring revenue business model, founded on diversification across business segments with a proven ability to raise long-term AUM from different pools of capital

10 Business Strategies

5 Distribution Channels

52% Capital committed for 5+ years[1]

What are we focusing on the near term?

Target Fundraising (Private Markets)

R$15 billion until Year-End 2024

R$6 billion Raised as of 3Q'23

What are we focusing on the long-term?

Target until 2028 (Full Power of the platform)

R$60 billion Organic Fundraising

R$150 billion 2028 Target AUM

Third Quarter 2023 Highlights

- Vinci and Ares announced a Strategic Partnership and $100million investment to accelerate the growth of Vinci´s platform in LatAm
- Higher level of management fees since the IPO, generating R$0.95 FRE/Share
- R$1.3bn in new capital subscriptions across VCP IV, VICC and VISC
- Quarterly Dividend of US$0.17, resulting in a 7.0% LTM Dividend Yield[2]

Notes: [1]As of 3Q'23; LTM Dividend Yield is calculated considering 0.70 dividend/share for LTM and US$10.04/share as of November 15th,2023.

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5 Notes: ¹AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding double counting from co - managed funds between our segments. The platform provides an extensive range of products and solutions tailored to meet the unique preferences of both retail and in stitutional clients, yielding sustainable profitability across diverse verticals. We offer a complete portfolio of investment products and solutions Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Corporate Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Retirement Services Capital Allocation services to investors’ retirement plans by developing sophisticated solutions Vinci SPS Exposure to special situations assets with a favorable risk - return strategy Private Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Real Estate Real estate investment funds that focus on returns from investments in various segments Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders R$ 65 bn 3Q’23 AUM¹ Research Risk Legal & Compliance Investor Relations Operations ESG

Our AUM is highly diversified across different segments

Our AUM base favors alpha-driven strategies, while our revenue profile is management fee-centric

52% of AUM is in long term products[1]


Liquid Strategies
Private Markets
IP&S
17%
47%
36%
AUM
3Q'23

58% of net revenues come from private market strategies[2]


Adv.
Liquid Strategies
Private Markets
IP&S
5%
20%
58%
18%
Net
Revenues
3Q'23
LTM

Notes: [1]Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments; Private markets strategies include Private Equity, Real Estate, Private Credit, Vinci SPS and Infrastructure.

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7 Our AUM funding base primarily relies on our proprietary distribution channels 47% 36% 17% 26% 24% 21% 18% 12% 36% 22% 19% 12% 10% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 48% 41% 6% 5% Liquid . Strategies . ▪ 95% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients Private . Markets . ▪ Private Markets’ AUM base favors long - term to perpetual capital commitments IP&S . ▪ 47% of IP&S’ AUM comes from local institutional investors AUM 3Q’23

8 6 We stand at the beginning of an easing interest rate cycle, having doubled the number of existing strategies employed in the previous cycle. Nov’23 Tightening cycle Easing cycle Tightening cycle # strategies Vinci AUM Evolution¹ ( R$bn ) vs. Long - term Real Interest Rate Our proven resilient AUM withstands challenges even in tougher macro scenarios Note: ¹Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting f rom funds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. For periods preceding 2020, CAGR calculation utilizes AUM figure without double counting. Source: Vinci Partners, ²Bloomberg We have consistently capitalized on upcycle environments to enhance our growth CAGR 13 - 15 +9% CAGR 16 - 20 +25% CAGR 20 - 2Q’23 +11% 34 43 58 84 17 18 20 19 21 24 35 50 57 63 65 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 3Q'23 AUM (R$bn) 5.8% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% Long-term Real Interest Rate (NTN-B 2045²)

9 Strategic Partnership Overview Vinci and Ares announced a Strategic Partnership and Investment ▪ Forming strategic partnership to accelerate growth of Vinci’s platform in Latin America and collaborate on distribution, new products and other strategic areas ▪ More than 10 year relationship among senior partners and strong investment, commercial and cultural fit between organizations ▪ Representative of Ares was appointed to Vinci’s Board to share best practices (including related to M&A) as Vinci enters a new growth cycle ▪ $100mm preferred investment by Ares to be used for strategic initiatives to accelerate value creation

10 Strategic Rationale & Key Areas to Collaborate Accelerate M&A in Latin America Put additional liquidity to use by further scaling existing investment platforms in Brazil and expanding into new strategies and geographies across Latin America Best Practices to Accelerate Growth Connectivity across senior and functional leadership supporting Vinci’s goal to be leading, best - in - class alternative investment manager in the Latin American region New Product Development and Investment Collaboration Explore launching co - branded products and investment strategies, and collaborate on new investment opportunities in Latin America Strategic Distribution Ares and Vinci will collaborate on fundraising to seek to broaden each of the respective company's limited partner relationship networks within Brazil and globally

What is yet to come?

12 We have multiple growth drivers Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. We are targeting an organic expansion to R$150 billion of AUM by year - end 2028 Strategic partnerships and/or acquisitions UPSIDE 2Q’23 R$65 bn 2028 Target ~R$150 bn Scaling Existing Funds Launch of new Private Market strategies Expand Distributions Channels

We are rolling our Private Market fundraising target to year-end 2024, with a strong fundraising pipeline…

Private Markets' Fundraising Cycle (R$ bn)


Year-end
2024 Target
4
2
9
15
2022
3Q23 YTD
YE2024
Total Fundraising
PM (2022-YE24)

We will continue to have contributions from our ongoing fundraisings…


VCP IV
VICC
Vinci Credit Infra

…with additional commitments coming from new and existing strategies, which will drive our target to R$15 billion until year-end 2024


SPS IV
VIR V
VFDL II
Listed Products
Other Products

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2.

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14 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. … and in the long - term, we are well - positioned to take advantage of the growth opportunities in the market 6 9 9 R$ 15 bn ~R$ 60 bn PM Fundraising 2022-2024 Target Fundraising 2024-2028 Target Fundraising Until 2028 The Full Power of Our Platform Private Equity Vinci SPS Private Credit Real Estate Public Equities Hedge Funds Retirement Services Investment Products and Solutions Infrastructure

15 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. Fee Related Earnings growth will be driven by AUM and Margin Expansion Fee Related Revenues R$414mm 2.2 - 2.4x R$900 - 1,000mm 2Q’23 LTM 2028 Target Fee Related Earnings R$201mm 2.5 - 3.0x R$500 - 600mm FRE Margin 48.5% 650 - 1,150bps 55% - 60%

16 6 6 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. Performance Fees as an additional value driver going forward R$100 - 120 million PRE Target Normalized Annual Earnings Power Generate more recurring performance fees as funds surpass the high - water mark Valorem Mosaico Dividends Total Return Others Liquid Funds Starting in 2025, we expect our flagship vintages to generate significant performance fees VCP III SPS III VIAS VFDL Iliquid funds

17 Projections and forward - looking statements are not reliable indicators of future events and there is no guarantee that such acti vities will occur as expected or at all. Fore more information on forward - looking statements, please refer to the disclaimer on slide 2. GP Investments should drive future value R$1 billion Proprietary Commitments Expected ~ 2.0x Net MoC To be mostly realized through 2026 - 2030 Seed investments enhance FRE and PRE growth and fundraising capabilities REITs investments generate monthly realized GP investment income Capital gain from Private Markets’ products as they divest from assets

We expect acceleration of growth and quality of earnings

2028 Target Earnings Power – Midpoint of Range (After Tax)

Fee Related Earnings (2028 Target)	~R$7.0 Per Share
+ Performance Related Earnings (Normalized 2024-2028 Target)	~R$1.4 Per Share
+ Realized Financial Gains/Expenses (Normalized 2024-2028 Target)	~R$1.6 Per Share
= Target Distributable Earnings Power	~R$10.0 Per Share

Target Distributable Earnings Power (R$/Share)



10.0
>2x
4.7
2Q'23 LTM
2028 Target Distributable Earnings Power

Projections and forward-looking statements are not reliable indicators of future events and there is no guarantee that such activities will occur as expected or at all. Fore more information on forward-looking statements, please refer to the disclaimer on slide 2

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19 Key takeaways 6 Our business model is structured to drive strong growth during favorable market conditions and to remain resilient during tougher scenarios 6 Our partnership with Ares will accelerate our platform’s growth in Latin America and collaborate on distribution, new products and other strategic areas 6 The alternative market is expanding on a global scale, and emerging markets are in a good position to capture an increasing share in the coming years, with a potential focus on attracting institutional investors 6 We are well - positioned to take advantage of growth opportunities in the market and to raise ~R$60 billion until 2028 , leveraging the full power of our platform 6 The potential for outsized shareholder returns is significant, driven by the growing FRE and the promising upside potential from PRE and GP investments

Financial Highlights

Fee Related Revenues and Total Expenses

- Fee related revenues totaled R$107.0 million in the quarter, up 4% year-over-year, while management fees alone accounted for a 10% growth year-over-year. In the third quarter, as private market funds, such as VCP IV and VICC, closed additional commitments, the platform benefitted from additional catch-up fees, charged retroactively since each fund´s start date.
- Fee related revenues accounted for R$314.2 million over the 3Q'23 YTD, up 9% when compared to the 3Q'22 YTD.
- Management fees continue to be the main contributor to net revenues, accounting for 89% of total revenues over the 3Q'23 YTD.
- Total operating expenses of R$56.6 million in the quarter, up 6% year-over-year. Disregarding bonus compensation, total operating expenses totaled R$36.9 million, up 11% year-over-year, with the incorporation of Vinci SPS contributing significantly to the overall increase.

Fee Related Revenues are primarily derived from management fees (R$ mm)



% Mgmt. fees
Management fees
Advisory fees
93%
98%
+ 4%
103
107
7
95
2
105
3Q'22
3Q'23
94%
93%
+ 9%
289
314
18
272
21
293
3Q'22 YTD
3Q'23 YTD

Total Expenses 3Q'23 vs. 3Q'22 (R$mm)



+ 6%
54
57
5
7
22
20
5
7
24
20
3Q'22
3Q'23
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A

21

Accrued Performance Fees

- Accrued performance fees receivable of R$201.0 million in the 3Q'23, up 11% quarter-over-quarter.
- The VCP strategy[1] in Private Equity accounted for R$184.8 million in accrued performance fees, or 92% of total performance fees.
- Vinci Partners had, as of 3Q'23, R$8 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the third quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

Accrued Performance Fees (R$ mm)



180.6
20.3
0.0
201.0
2Q'23
Unrealized Performance Fees
Realized Distributions
3Q'23

Accrued Performance Fees by Strategy (%)



8%
R$201.0 mm
92%
Private Equity
Infrastructure

Notes: Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the third quarter of 2023 booked as unrealized performance fees in the company´s balance sheet. Accrued performance fees shown for Private Equity funds of R$184.8 million and for the Infrastructure fund VIAS, of R$0.6 million, as of the end of the third quarter of 2023 have not been booked as unrealized performance fees in the company´s balance sheet.

See notes and definitions at end of document

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GP and Financial Income

- Realized GP Investment[1] and Financial income[2] of R$16.7 million in the 3Q'23, down 55% year-over-year. This quarter, global markets experienced a short-term adjustment in long-duration interest rates due to a prolonged rate hike in the US and also an excess supply of bonds by the US Treasury. Despite a positive 2Q'23, marked by the start of an interest rates easing cycle, Brazil suffered from this short-term adjustment in interest rates in the 3Q'23, adversely affecting mark-to-market values and, consequently, our liquid portfolio.
- Realized GP Investment income of R$4.7 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$77.1 million over the 3Q'23 YTD, down 14% when compared to the 3Q'22 YTD.

Realized GP Investment[1] and Financial income[2] 3Q'23 vs 3Q'22 (R$mm)


(55)%
37
6
32
17
5
12
3Q'22
3Q'23
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 3Q'23 YTD vs 3Q'22 YTD (R$mm)


(14)%
89
13
77
77
15
62
3Q'22 YTD
3Q'23 YTD
Realized Financial Income
Realized GP Investment Income

Notes: [1]GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups; Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Private Credit.

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Fee Related Earnings (FRE) and Distributable Earnings (DE)

- Fee Related Earnings (FRE) of R$51.3 million (R$0.95/share) in the quarter, up 4% year-over-year on an absolute basis and 7% year-over-year on an FRE per share[1] basis. This growth was primarily driven by catch-up fees in VCP IV and VICC in the quarter. FRE of R$151.1 million (R$2.79/share) in the 3Q'23 YTD, up 8% when compared to the 3Q'22 YTD. FRE Margin was 48% for the 3Q'23, remaining flat when compared to the 3Q'22.
- Adjusted Distributable Earnings (DE)[1] of R$51.8 million (R$0.96/share) in the quarter, down 29% year-over-year on an absolute basis and 27% year-over-year on an Adjusted DE per share basis. This downturn was attributed to weaker performance from our liquid portfolio this quarter, resulting in reduced contributions from financial income. Adjusted DE was R$182.2 million (R$3.36/share) in the 3Q'23 YTD, down 5% when compared to the 3Q'22 YTD and down 3% on an Adjusted DE per share[2] basis.

Fee-Related Earnings (FRE) – R$mm


FRE Margin
48%
48%
+ 4%
50
51
3Q'22
3Q'23
48%
48%
+ 8%
140
151
3Q'22 YTD
3Q'23 YTD

Adjusted After-tax Distributable Earnings[1] (DE) – R$mm


DE Margin
51%
41%
(29)%
73
52
3Q'22
3Q'23
49%
45%
(5)%
192
182
3Q'22 YTD
3Q'23 YTD

Notes: Per share values are calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters; [1]Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

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Third Quarter 2023 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY(%)	3Q'22 YTD	3Q'23 YTD	Δ YoY(%)
Net revenue from management fees	95,361	92,769	104,745	10%	271,861	293,391	8%
Net revenue from advisory fees	7,267	14,050	2,283	(69)%	17,600	20,801	18%
Total Fee Related Revenues	**102,628**	**106,819**	**107,028**	**4%**	**289,461**	**314,192**	**9%**
Segment personnel expenses	(6,509)	(7,577)	(7,483)	15%	(19,291)	(22,224)	15%
Other G&A expenses	(4,725)	(5,036)	(5,356)	13%	(13,406)	(13,850)	3%
Corporate center expenses	(22,067)	(22,410)	(24,110)	9%	(62,178)	(69,126)	11%
Bonus compensation related to management and advisory	(19,798)	(21,049)	(18,746)	(5)%	(54,337)	(57,857)	6%
Total Fee Related Expenses	**(53,099)**	**(56,071)**	**(55,695)**	**5%**	**(149,211)**	**(163,056)**	**9%**
FEE RELATED EARNINGS (FRE)	**49,529**	**50,748**	**51,333**	**4%**	**140,250**	**151,136**	**8%**
FRE Margin (%)	*48.3%*	*47.5%*	*48.0%*		*48.5%*	*48.1%*	
FRE per share (R$/share)	*0.89*	*0.94*	*0.95*	7%	*2.52*	*2.79*	10%
Net revenue from performance fees	31	10,765	2,058	6,539%	7,042	14,786	110%
Performance based compensation	(537)	(5,368)	(925)	72%	(2,996)	(7,026)	135%
PERFORMANCE RELATED EARNINGS (PRE)	**(506)**	**5,397**	**1,133**	**N/A**	**4,046**	**7,760**	**92%**
PRE Margin (%)	*N/A*	*50.1%*	*55.1%*		*57.5%*	*52.5%*	
(-) Unrealized performance fees	2,571	–	–	N/A	1,935	–	N/A
(+) Unrealized performance compensation	(910)	–	–	N/A	(685)	–	N/A
(+) Realized GP investment income	5,738	4,179	4,699	(18)%	12,709	14,759	16%
SEGMENT DISTRIBUTABLE EARNINGS	**56,422**	**60,324**	**57,165**	**1%**	**158,255**	**173,655**	**10%**
Segment DE Margin (%)	*50.8%*	*49.5%*	*50.2%*		*50.9%*	*50.5%*	
(+) Depreciation and amortization	1,223	2,028	1,646	35%	3,183	5,452	71%
(+) Realized financial income	31,726	30,183	12,027	(62)%	76,723	62,299	(19)%
(-) Leasing expenses	(2,297)	(2,517)	(2,394)	4%	(7,169)	(7,542)	5%
(-) Other financial expenses[1]	(1,689)	(5,540)	(2,933)	74%	(2,181)	(12,373)	467%
(-) Non-operational expenses[2]	(523)	–	–	N/A	(6,594)	–	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,020)	(14,109)	(13,691)	14%	(35,685)	(39,296)	10%
DISTRIBUTABLE EARNINGS (DE)	**72,842**	**70,369**	**51,820**	**(29)%**	**186,532**	**182,195**	**(2)%**
DE Margin (%)	*51.0%*	*46.3%*	*41.2%*		*48.1%*	*44.9%*	
DE per share (R$/share)	*1.32*	*1.30*	*0.96*	(27)%	*3.36*	*3.36*	(0)%
(+) Non-operational expenses[3] (including Income Tax effect)	353	–	–	N/A	5,425	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**73,195**	**70,369**	**51,820**	**(29)%**	**191,957**	**182,195**	**(5)%**
Adjusted DE Margin (%)	*51.3%*	*46.3%*	*41.2%*		*49.5%*	*44.9%*	
Adjusted DE per share (R$/share)	*1.32*	*1.30*	*0.96*	(27)%	*3.45*	*3.36*	(3)%

Notes: Per share values are calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last three quarters; [1]Other financial expenses include the interest related to Vinci SPS' acquisition; [2]Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization.

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Appendix – I Business Overview

27 Notes: Starting from 2020, our official AUM is calculated on a consolidated basis, accounting for double counting resulting from fun ds from one segment investing in other segments and excluding double counting from co - managed funds between our segments. Source : Vinci Partners Building up Vinci Partners: a history of growth and diversification AUM¹ Evolution ( R$bn ) 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 3Q’23 2 6 11 15 17 18 20 19 21 24 35 50 57 63 65 Structuring Scaling Diversification Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial markets

28 Vinci’s ecosystem sets us apart from competition Private Markets Liquid Strategies IP&S Retirement Services Corporate Advisory Asset Origination Leverage from a robust platform with a broad spectrum of strategies to maximize investment opportunities Networking With +40 partners and a number of senior employees ranging from different fields, Vinci broadens its relationships Brand Recognition The proven track record of Vinci’s ecosystem enhances fundraising for new products from different strategies Cross selling within segments Cross selling opportunities as Vinci offers a wide variety of products across different segments that attend to the same client's different capital allocation objectives Joint Venture between Strategies Maximize knowledge and sector expertise of management teams to develop new products

29 Notes: ¹CVM ( Comissão de Valores Mobiliários ) is the Brazilian equivalent to the SEC. Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM¹) We place a strong emphasis on risk management ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices

We are pioneers among Brazilian firms in our commitment to ESG…

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

Vinci Impact and Return (VIR IV)
Launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES)
Credit Fund focused on private debt related to green energy funded by BNDES

Vinci Climate Change (VICC)
Focused on renewables generation, water & sewage, and innovative green technologies

2003-2004
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)
Fund I
US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in ethics as the best value in a relationship

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2017
Vinci assumes NE II and NE III management
NE III R$240mm Dry Powder

2018
NE III (GIIN metrics)
VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score
ESG Policy for Public Equity and Credit
Development of the Impact Framework (VIR IV)

2019
VCP III
US$1.0bn fund closed[1]
VIR IV
BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool
First ESG Annual Report for VCP III

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion
VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance
Vinci received the WOB – Women on Board seal

2022
VICC
Activation of BNDES anchor investment
Vinci Credit Infra
Activation of anchor investments from local institutional investors such as BNDES

2022
VIAS won the ESG certification from NINT, Latin America's largest ESG consulting and assessment firm

2023
VIAS renewed its ESG certification from NINT
VICC held its first closing

2023
VIR IV won the LAVCA ESG Deal of the Year Award with the sale of Pró Infusion

Notes: [1]Fund commitment and related co-investments.

VINCI partners 30

31 And Brazil is a perfect fit for advancing this agenda As of September 29, 2023, unless otherwise stated. Source : ¹ Prequin ; ²PEI; ³Vinci Partners Internal Research … and stands as a leader for climate and impact - oriented investments in Brazil total capital raised ($bn) 2,500 2,000 1,500 1,000 500 0 80 60 40 20 0 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Avg. fund size ($m m ) Total capital raised ($bn) Avg fund size ($m m ) Global renewables - focused fundraising (US$)¹ ~ 70% of DFIs, Pension funds and foundations are increasing their focus towards climate funds². ~ 70% of Global Institutional Investors have or expect to have exposure to Private Market funds with climate agendas over the next twelve months². A Global opportunity is unfolding… Funds with Climate and Impact - oriented Investments VIAS VICC VES Credit Infra VIR IV VIGT Water and Sewage Climate Change Sustainable Energy Credit Infrastructure Credit PE Impact fund Brownfield Renewable and Transmission Yield Assets R$5.2bn AUM of climate and impact - oriented products VICC sits amongst a limited number of funds classified as Article 8 in LatAm³ 6 Strategies … and Vinci is in an unique position to capitalize on this enduring trend Article 8

Vinci is primed to capitalize on secular trends…

33 Global Share (%) Source: PWC, Asset and Wealth Management Revolution 2023 The alternative market continues to grow on a global scale A global shift towards private markets reflects investors' heightened pursuit of returns and hedging strategies amid market v ola tility Propelled by declining real rates, which were previously negative, capital has shifted toward alternative investments in recent years With global rates on the rise, the annual growth rate is expected to decelerate, but the longer - term outlook for alternatives remains positive The search for growth and yield is increasing interest for new segments, geographies and asset classes Private Markets investments are expected to account for around half of global asset management revenues over the next five years 13 15 18 24 0 5 10 15 20 25 30 35 2018 2020 2022 2027e Alternatives' AUM (US$ tn ) +6% CAGR 2022 - 2027e 178 211 253 309 38% 38% 46% 50% 0% 10% 20% 30% 40% 50% 60% 0 50 100 150 200 250 300 350 400 450 500 2018 2020 2022 2027e Private Markets' Revenue (US$ bn)

34 As of December 30, 2022, unless otherwise stated Source : UBS Global, Public Pension Plans Tilt Toward Alternatives ; ¹Thinking Ahead Institute The alternative industry has experienced substantial inflows from institutional investors in recent years 57% 43% 34% 23% 9% 34% 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Equities Fixed Income and Cash Alternatives 80% of state and local government pension plans allocated 20%+ of their assets to alternative investments in 2022 Asset allocation for US State and Local Pensions The US has the largest pension industry in the world, with over US$30 trillion in total assets¹ . Over the last two decades pension funds signicantly changed allocations… Alternative investments Traditional Asset Classes The move toward alternatives picked up pace in the aftermath of the 2008 – 09 Global Financial Crisis This trend accelerated as the pandemic impacted financial markets and the Federal Reserve implemented an aggressive monetary tightening, resulting in… Asset Price Drawdowns Market Volatility

35 Source : ANBIMA See notes and definitions at end of document Brazilian investors are shifting focus toward products with superior returns, but still relatively under allocated The Brazilian Market AUM has almost tripled since 2015 AUM allocation mix gradually shifts away from fixed income Significant potential for growth in alternative investments 48% 23% 17% 9% 3% 2015 Fixed Income Liquid Strategies¹ Pension Funds Private Markets² Others³ 38% 27% 16% 13% 6% 3Q’23 R $2.9 tn AUM R$7.8 tn AUM +14% CAGR 15 - 3Q’23 Fixed income still represents close to 40% of overall Brazilian allocations

36 87% 13% Fixed Income Other asset classes 79% 21% Brazilian Complementary Pension Industry allocation is still heavily concentrated toward fixed income products As of June 30, 2023. Source: ¹Fenaprevi; ²Abrapp Sizeable opportunity for growth in alternatives coming from institutional investors, especially from pension funds R$2.4 trillion Brazilian Complementary Pension Industry R$1.1 trillion Closed - End Pension Funds² R$1.3 trillion Open - End Pension Funds¹

Appendix – II Segment Summaries

38 Financials by segment 63% 16% 16% 5% ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$157.1 million over the 3Q’23 YTD, with 63% of FRE coming from Private Markets, followed by IP&S and Liquid Strategies both accounting for 16% and Corporate Advisory for 5%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$179.6 million over the 3Q’23 YTD, with 64 % coming from Private Markets’ strategies, followed by Liquid Strategies accounting for 17%, IP&S for 14% and Corporate Advisory for 5%. Segment Distributable Earnings 3Q’23 YTD by Segment Fee Related Earnings (FRE) 3Q’23 YTD by Segment R$157 mm R$180 mm 64% 14% 17% 5% Private Markets IP&S Liquid Strategies Corporate Advisory

39 We offer a complete and diversified platform for alternative investments Private Equity – R$14.0bn AUM (46%) Real Estate – R$6.2bn AUM (20%) PRIVATE MARKETS R$ 30 BILLION AUM The real estate strategy invests through two subs - strategies : Listed Perpetual Funds : The real estate strategy currently manages seven listed perpetual funds, with over 430 , 000 retail investors . This listed perpetual funds strategy is focused on the acquisition of core, income - generating real estate assets through investments in seven sub - sectors : shopping malls, industrial and logistics, office properties, financial instruments, urban commercial properties, agribusiness and real estate credit . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . Our Real Estate team also manages exclusive mandates, which includes an exclusive mandate REIT for an international institutional investor that co - invests in four shopping malls with VISC, and a fund of funds strategy that invests in listed REITs . The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The third vintage of VCP strategy, Vinci Capital Partners III, is full allocated and has already started its divestment phase, while the fourth vintage, Vinci Capital Partners IV, is currently within fundraising process and already announced its first investment in November 2022 . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America .

40 We offer a complete and diversified platform for alternative investments Infrastructure – R$2.7bn AUM (9%) Vinci SPS – R$2.1bn AUM (7%) The Vinci SPS strategy invests across five core sub - strategies : Primary Market Funding : New money provided through structured credit solutions . Downside protection through collateral and other mechanisms . Borrowers credit profile range from distressed to high yield . Secondary Market Funding : Acquisition of assets from creditors . Illiquid assets, with different credit profiles . Superior returns obtained through discounted prices combined with improved recovery strategies . Claims : Acquisition of judicial assets against public and private entities . Litigation Finance : Financing of litigation claims where one party has a legit plea but lacks the resources to maintain a typically long and costly judicial dispute . Credit Platforms : Scattered operations (retail) scalable through intense use of technology in their origination and processing workflows . PRIVATE MARKETS R$ 30 BILLION AUM The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds : The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets . The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets . Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Credit – R$5.3bn AUM (18%) The Credit strategy invests across five core sub - strategies : Infrastructure Credit : The team manages two group of funds with similar strategies, but of different vintages, namely Vinci Energia Sustentável , or VES, and Vinci Credit Infra . The funds essentially invest in senior secured debentures, focused on renewable energy, such as wind, solar, and hydro power generation, in line with our strict ESG guidelines . Real Estate Credit : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Multi - strategy/Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . Exclusive Mandates : Mandates with customized investment policy and client - driven . Agribusiness : Focused on bilateral senior secured credit transactions, which are originated and structured in - house

Private Markets

- Fee related earnings (FRE) of R$37.1 million in the quarter, up 38% year-over-year. This growth was driven by a combination of catch-up fees for VCP IV and VICC, and the positive impact of our strong fundraising efforts over the last twelve months.
- FRE was R$98.6 million over the 3Q'23 YTD, an increase of 30% when compared to the 3Q'22 YTD.
- Segment Distributable Earnings of R$42.1 million in the quarter, up 29% year-over-year. Segment DE was R$115.0 million over the 3Q'23 YTD, an increase of 28% when compared to the 3Q'22 YTD, driven by growth in FRE.
- Total AUM of R$30.3 billion in the quarter, a 10% year-over-year increase moved by strong fundraising, with highlights to Private Equity and Infrastructure.

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY (%)	3Q'22 YTD	3Q'23 YTD	Δ YoY (%)
Net revenue from management fees	52,949	57,842	68,323	29%	147,362	184,596	25%
Net revenue from advisory fees	560	275	275	(51)%	1,301	824	(37)%
Total Fee Related Revenues	**53,509**	**58,117**	**68,597**	**28%**	**148,663**	**185,420**	**25%**
Segment personnel expenses	(3,148)	(3,719)	(3,685)	17%	(8,807)	(10,913)	24%
Other G&A expenses	(2,549)	(2,540)	(2,835)	11%	(7,715)	(6,813)	(12)%
Corporate center expenses	(11,287)	(13,205)	(14,867)	32%	(31,668)	(41,090)	30%
Bonus compensation related to management and advisory	(9,662)	(8,817)	(10,109)	5%	(24,395)	(28,038)	15%
Total Fee Related Expenses	**(26,646)**	**(28,281)**	**(31,496)**	**18%**	**(72,585)**	**(86,853)**	**20%**
FEE RELATED EARNINGS (FRE)	**26,863**	**29,836**	**37,102**	**38%**	**76,078**	**98,567**	**30%**
FRE Margin (%)	*50.2%*	*51.3%*	*54.1%*		*51.2%*	*53.2%*	
Net revenue from performance fees	(2,559)	2,528	464	N/A	(201)	2,999	N/A
Realized performance fees	*11*	*2,528*	*464*	*3,965%*	*1,734*	*2,999*	*73%*
Unrealized performance fees	*(2,571)*	*–*	*–*	*N/A*	*(1,935)*	*–*	*N/A*
Performance based compensation	905	(1,118)	(205)	N/A	70	(1,326)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**(1,654)**	**1,410**	**259**	**N/A**	**(131)**	**1,673**	**N/A**
PRE Margin (%)	*64.6%*	*55.8%*	*55.8%*		*65.1%*	*55.8%*	
(-) Unrealized performance fees	2,571	–	–	N/A	1,935	–	N/A
(+) Unrealized performance compensation	(910)	–	–	N/A	(685)	–	N/A
(+) Realized GP investment income	5,738	4,179	4,699	(18)%	12,709	14,759	16%
SEGMENT DISTRIBUTABLE EARNINGS	**32,607**	**35,425**	**42,059**	**29%**	**89,906**	**114,999**	**28%**
Segment DE Margin (%)	*55.0%*	*56.9%*	*57.4%*		*55.7%*	*57.4%*	
ASSETS UNDER MANAGEMENT (AUM R$million)	**27,603**	**29,367**	**30,347**	**10%**	**27,603**	**30,347**	**10%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million)	**24,183**	**26,076**	**27,060**	**12%**	**24,183**	**27,060**	**12%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.87%***	***0.85%***	***0.98%***		***0.89%***	***0.90%***	



Private Markets' AUM
Vinci SPS
7%
Infrastructure
9%
Credit
18%
R$30 bn
AUM
Private Equity
46%
Real Estate
20%

41

42 International – R$1.9bn AUM (8%) Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Commingled Funds – R$2.1bn AUM (9%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Pension Plans – R$3.1bn AUM (13%) Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. INVESTMENT PRODUCTS & SOLUTIONS R$24 BILLION AUM In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$16.5bn AUM (70%) We are market leaders in providing investment solutions to our clients

Investment Products & Solutions

- Fee related earnings (FRE) of R$8.0 million in the quarter, down 27% year-over-year. This decline resulted from a shift in the fundraising mix within the IP&S segment and redemptions in a specific pension fund, which carries higher fees. The segment has significantly increased fundraising in the Separate Mandates strategy, that carries lower fees, contributing to the decrease in the average management fee rate. FRE was R$24.8 million over the 3Q'23 YTD, a decrease of 22% when compared to the 3Q'22 YTD.
- Performance related earnings (PRE) over the 3Q'23 YTD was R$1.2 million, an increase of 16% when compared to the 3Q'22 YTD.
- Segment Distributable Earnings of R$8.0 million in the quarter, down 30% year-over-year. Segment DE was R$26.0 million over the 3Q'23 YTD, a decrease of 21% when compared to the 3Q'22 YTD, that posted higher contributions from FRE.
- Total AUM of R$23.6 billion, down 6% year-over-year.

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY (%)	3Q'22 YTD	3Q'23 YTD	Δ YoY (%)
Net revenue from management fees	21,692	17,426	17,435	(20)%	62,995	54,014	(14)%
Net revenue from advisory fees	7	8	8	11%	21	23	10%
Total Fee Related Revenues	**21,699**	**17,434**	**17,443**	**(20)%**	**63,016**	**54,037**	**(14)%**
Segment personnel expenses	(1,075)	(1,575)	(1,397)	30%	(3,980)	(4,126)	4%
Other G&A expenses	(622)	(580)	(611)	(2)%	(1,672)	(2,053)	23%
Corporate center expenses	(4,923)	(3,978)	(3,794)	(23)%	(13,852)	(12,039)	(13)%
Bonus compensation related to management and advisory	(4,125)	(3,551)	(3,645)	(12)%	(11,837)	(11,055)	(7)%
Total Fee Related Expenses	**(10,745)**	**(9,684)**	**(9,447)**	**(12)%**	**(31,341)**	**(29,273)**	**(7)%**
FEE RELATED EARNINGS (FRE)	**10,954**	**7,750**	**7,996**	**(27)%**	**31,675**	**24,764**	**(22)%**
FRE Margin (%)	*50.5%*	*44.4%*	*45.8%*		*50.3%*	*45.8%*	
Net revenue from performance fees	1,167	1,490	13	(99)%	2,194	2,292	4%
Realized performance fees	*1,167*	*1,490*	*13*	*(99)%*	*2,194*	*2,292*	*4%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(698)	(745)	(6)	(99)%	(1,142)	(1,067)	(7)%
PERFORMANCE RELATED EARNINGS (PRE)	**469**	**745**	**6**	**(99)%**	**1,052**	**1,225**	**16%**
PRE Margin (%)	*40.2%*	*50.0%*	*50.0%*		*48.0%*	*53.4%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,422**	**8,495**	**8,003**	**(30)%**	**32,727**	**25,989**	**(21)%**
Segment DE Margin (%)	*50.0%*	*44.9%*	*45.8%*		*50.2%*	*46.1%*	
ASSETS UNDER MANAGEMENT (AUM R$million)	**25,029**	**24,041**	**23,560**	**(6)%**	**25,029**	**23,560**	**(6)%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million)	**24,911**	**23,940**	**23,458**	**(6)%**	**24,911**	**23,458**	**(6)%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.38%***	***0.32%***	***0.33%***		***0.38%***	***0.33%***	


IP&S AUM
Commingled Funds
9%
International
8%
Pension Plans
13%
R$24 bn
AUM
Separate
Mandates
70%

VINCI partners
43

44 We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$11 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$8.7bn AUM (75%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.8bn AUM (25%)

Liquid Strategies

- Fee related earnings (FRE) of R$9.2 million in the quarter, down 3% year-over-year. This decrease can be attributed to a shift in the fee mix, as the macroeconomic landscape has been conductive to the expansion of Exclusive Mandates, that carry lower fees. FRE was R$25.7 million over the 3Q'23 YTD, a decrease of 13% compared to the 3Q'22 YTD.
- Performance related earnings (PRE) of R$0.9 million in the quarter, up 28% year-over-year. PRE was R$4.9 million over the 3Q'23 YTD, an increase of 56% when compared to the 3Q'22 YTD.
- Segment Distributable Earnings of R$10.1 million in the quarter, down 1% year-over-year. Segment Distributable Earnings was R$30.6 million over the 3Q'23 YTD, a decrease of 6% when compared to the 3Q'22 YTD, driven by a reduction in contributions from FRE.
- AUM was R$11.3 billion in the quarter, up 5% year-over-year.

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY (%)	3Q'22 YTD	3Q'23 YTD	Δ YoY (%)
Net revenue from management fees	20,720	17,492	18,950	(9)%	61,502	54,735	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**20,720**	**17,492**	**18,950**	**(9)%**	**61,502**	**54,735**	**(11)%**
Segment personnel expenses	(1,398)	(1,328)	(1,328)	(5)%	(4,176)	(4,264)	2%
Other G&A expenses	(1,009)	(861)	(867)	(14)%	(2,465)	(2,438)	(1)%
Corporate center expenses	(4,643)	(3,993)	(4,123)	(11)%	(13,438)	(12,192)	(9)%
Bonus compensation related to management and advisory	(4,134)	(3,244)	(3,431)	(17)%	(12,005)	(10,145)	(15)%
Total Fee Related Expenses	**(11,185)**	**(9,426)**	**(9,749)**	**(13)%**	**(32,084)**	**(29,039)**	**(9)%**
FEE RELATED EARNINGS (FRE)	**9,535**	**8,066**	**9,202**	**(3)%**	**29,418**	**25,696**	**(13)%**
FRE Margin (%)	*46.0%*	*46.1%*	*48.6%*		*47.8%*	*46.9%*	
Net revenue from performance fees	1,424	6,747	1,582	11%	5,049	9,495	88%
Realized performance fees	*1,424*	*6,747*	*1,582*	*11%*	*5,049*	*9,495*	*88%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(743)	(3,505)	(713)	(4)%	(1,924)	(4,633)	141%
PERFORMANCE RELATED EARNINGS (PRE)	**681**	**3,242**	**869**	**28%**	**3,125**	**4,862**	**56%**
PRE Margin (%)	*47.8%*	*48.0%*	*54.9%*		*61.9%*	*51.2%*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**10,216**	**11,308**	**10,070**	**(1)%**	**32,543**	**30,558**	**(6)%**
Segment DE Margin (%)	*46.1%*	*46.7%*	*49.0%*		*48.9%*	*47.6%*	
ASSETS UNDER MANAGEMENT (AUM R$million)	**10,760**	**11,472**	**11,288**	**5%**	**10,760**	**11,288**	**5%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ million)	**10,606**	**11,278**	**11,089**	**5%**	**10,606**	**11,089**	**5%**
AVERAGE MANAGEMENT FEE RATE (%)	***0.86%***	***0.70%***	***0.71%***		***0.79%***	***0.73%***	

Liquid Strategies' AUM



Hedge Funds
25%
R$11 bn
AUM
Public Equities
75%

45

46 We have a leading corporate advisory business About our Corporate Advisory team Our corporate advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our corporate advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market CORPORATE ADVISORY The Corporate Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO, block trades, debt restructuring and market/investor communication . Vinci Corporate Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as : Leaders League Ranking : Ranked as Leading Independent M&A Advisor in Brazil in 2021 , 2022 and 2023 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2011 – 2022 ) The M&A Atlas Awards (Middle Market) : Ranked as the Best Investment Bank in Brazil in 2019 , 2020 and 2023 Sale of 100% of shares to M Dias Branco Strategic Acquisitions of Tiaxa and M4U Preparation of the fairness opinion in the context of the merger with SulAmérica Capitalization by GIC, Singapore's sovereign fund IPO at B3 IPO at B3

47 Corporate Advisory ▪ Fee related earnings (FRE) of negative R$0.5 million in the quarter. ▪ FRE was R$8.1 million over the 3Q’23 YTD, an increase of 7% when compared to the 3Q’22 YTD. ▪ Segment Distributable Earnings over the 3Q’23 YTD were R$8.1 million, an increase of 7% year - over - year when compared to the 3Q’2 2 YTD. (R$ thousands, unless mentioned) 3Q'22 2Q'23 3Q'23 ∆ YoY (%) 3Q'22 YTD 3Q'23 YTD ∆ YoY (%) Net revenue from management fees – – – N/A – – N/A Net revenue from advisory fees 6,700 13,768 2,000 (70)% 16,279 19,954 23% Total Fee Related Revenues 6,700 13,768 2,000 (70)% 16,279 19,954 23% Segment personnel expenses (502) (525) (491) (2)% (1,537) (1,487) (3)% Other G&A expenses (82) (241) (229) 179% (456) (544) 19% Corporate center expenses (1,121) (1,120) (1,206) 8% (3,127) (3,456) 11% Bonus compensation related to management and advisory (1,379) (4,735) (623) (55)% (3,587) (6,381) 78% Total Fee Related Expenses (3,084) (6,622) (2,548) (17)% (8,707) (11,868) 36% FEE RELATED EARNINGS (FRE) 3,616 7,146 (548) N/A 7,572 8,086 7% FRE Margin (%) 54.0% 51.9% N/A 46.5% 40.5% SEGMENT DISTRIBUTABLE EARNINGS 3,616 7,146 (548) N/A 7,572 8,086 7% Segment DE Margin (%) 54.0% 51.9% N/A 46.5% 40.5%

Retirement Services

- Fee Related Earnings (FRE) of negative R$2.4 million in the quarter. FRE was negative R$6.0 million in the 3Q'23 YTD.
- VRS started to contribute to AUM numbers and management fee revenues in the 2Q'23.

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY (%)	3Q'22 YTD	3Q'23 YTD	Δ YoY (%)
Net revenue from management fees	–	9	38	N/A	–	47	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**–**	**9**	**38**	**N/A**	**–**	**47**	**N/A**
Segment personnel expenses	(386)	(429)	(582)	51%	(791)	(1,433)	81%
Other G&A expenses	(463)	(814)	(815)	76%	(1,098)	(2,003)	82%
Corporate center expenses	(92)	(112)	(121)	31%	(92)	(348)	276%
Bonus compensation related to management and advisory	(500)	(703)	(939)	88%	(2,514)	(2,239)	(11)%
Total Fee Related Expenses	**(1,441)**	**(2,058)**	**(2,456)**	**70%**	**(4,496)**	**(6,023)**	**34%**
FEE RELATED EARNINGS (FRE)	**(1,441)**	**(2,049)**	**(2,418)**	**68%**	**(4,496)**	**(5,976)**	**33%**
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**(1,441)**	**(2,049)**	**(2,418)**	**68%**	**(4,496)**	**(5,976)**	**33%**
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A	
ASSETS UNDER MANAGEMENT (AUM R$million)	**–**	**15**	**37**	**N/A**	**–**	**–**	**N/A**
AVERAGE MANAGEMENT FEE RATE (%)	**–**	**0.42%**	**0.60%**		**–**	**0.56%**	

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Appendix – III Financial Statements

50 How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our corporate advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	Δ YoY (%)	3Q'22 YTD	3Q'23 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	95,361	92,769	104,745	10%	271,861	293,391	8%
Net revenue from performance fees	31	10,765	2,058	6,539%	7,042	14,786	110%
Realized performance fees	*2,602*	*10,765*	*2,058*	*(21)%*	*8,977*	*14,786*	*65%*
Unrealized performance fees	*(2,571)*	*–*	*–*	*N/A*	*(1,935)*	*–*	*N/A*
Net revenue from advisory	7,267	14,050	2,283	(69)%	17,600	20,801	18%
Total net revenues from services rendered	**102,659**	**117,584**	**109,086**	**6%**	**296,503**	**328,978**	**11%**
EXPENSES							
Bonus related to management and advisory	(19,798)	(21,049)	(18,746)	(5)%	(54,337)	(57,857)	6%
Performance based compensation	(537)	(5,368)	(925)	72%	(2,996)	(7,026)	135%
Realized	*(1,448)*	*(5,368)*	*(925)*	*(36)%*	*(3,682)*	*(7,026)*	*91%*
Unrealized	*910*	*–*	*–*	*N/A*	*685*	*–*	*N/A*
Total compensation and benefits	**(20,335)**	**(26,417)**	**(19,671)**	**(3)%**	**(57,332)**	**(64,883)**	**13%**
Segment personnel expenses	(6,509)	(7,577)	(7,483)	15%	(19,291)	(22,224)	15%
Other general and administrative expenses	(4,725)	(5,036)	(5,356)	13%	(13,406)	(13,850)	3%
Corporate center expenses	(22,067)	(22,410)	(24,110)	9%	(62,178)	(69,126)	11%
Total expenses	**(53,636)**	**(61,439)**	**(56,620)**	**6%**	**(152,207)**	**(170,082)**	**12%**
Operating profit	**49,023**	**56,145**	**52,466**	**7%**	**144,296**	**158,896**	**10%**
OTHER ITEMS							
GP Investment income	9,673	34,651	(3,347)	N/A	(1,707)	11,104	N/A
Realized gain from GP investment income	*5,738*	*4,179*	*4,699*	*(18)%*	*12,709*	*14,759*	*16%*
Unrealized gain from GP investment income	*3,935*	*30,472*	*(8,046)*	*N/A*	*(14,416)*	*(3,655)*	*(75)%*
Financial income	31,701	30,183	12,027	(62)%	77,602	62,299	(20)%
Realized gain from financial income	*31,726*	*30,183*	*12,027*	*(62)%*	*76,723*	*62,299*	*(19)%*
Unrealized gain from financial income	*(25)*	*–*	*–*	*N/A*	*879*	*–*	*N/A*
Leasing expenses	(2,297)	(2,517)	(2,394)	4%	(7,169)	(7,542)	5%
Other items[1]	(1,689)	(11,573)	(11,442)	577%	(2,181)	(22,864)	948%
Share Based Plan	(5,609)	(3,493)	(5,118)	(9)%	(8,813)	(10,718)	22%
Non-operational expenses[2]	(523)	–	–	N/A	(6,594)	–	N/A
Total Other Items	**31,256**	**47,251**	**(10,274)**	**N/A**	**51,138**	**32,279**	**(37)%**
Profit before income taxes	**80,279**	**103,396**	**42,192**	**(47)%**	**195,433**	**191,175**	**(2)%**
(-) Income taxes[3]	(11,072)	(11,844)	(10,375)	(6)%	(34,522)	(35,100)	2%
NET INCOME	**69,207**	**91,552**	**31,817**	**(54)%**	**160,911**	**156,075**	**(3)%**
(+) Non-operational expenses[2] including income tax related to realized expense	353	–	–	N/A	5,425	–	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	–	4,804	5,655		–	7,785	
ADJUSTED NET INCOME	**69,560**	**96,356**	**37,472**	**(46)%**	**166,335**	**163,860**	**(1)%**

See notes and definitions at end of document

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Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'22	2Q'23	3Q'23	3Q'22 YTD	3Q'23 YTD
OPERATING PROFIT	**49,023**	**56,145**	**52,466**	**144,296**	**158,896**
(-) Net revenue from realized performance fees	(2,602)	(10,765)	(2,058)	(8,977)	(14,786)
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Compensation allocated in relation to performance fees	537	5,368	925	2,996	7,026
FEE RELATED EARNINGS (FRE)	**49,529**	**50,748**	**51,333**	**140,250**	**151,136**
OPERATING PROFIT	**49,023**	**56,145**	**52,466**	**144,296**	**158,896**
(-) Net revenue from management fees	(95,361)	(92,769)	(104,745)	(271,861)	(293,391)
(-) Net revenue from advisory	(7,267)	(14,050)	(2,283)	(17,600)	(20,801)
(+) Bonus related to management and advisory	19,798	21,049	18,746	54,337	57,857
(+) Personnel expenses	6,509	7,577	7,483	19,291	22,224
(+) Other general and administrative expenses	4,725	5,036	5,356	13,406	13,850
(+) Corporate center expenses	22,067	22,410	24,110	62,178	69,126
PERFORMANCE RELATED EARNINGS (PRE)	**(506)**	**5,397**	**1,133**	**4,046**	**7,760**
OPERATING PROFIT	**49,023**	**56,145**	**52,466**	**144,296**	**158,896**
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Compensation allocated in relation to unrealized performance fees	(910)	–	–	(685)	–
(+) Realized gain from GP investment income	5,738	4,179	4,699	12,709	14,759
SEGMENT DISTRIBUTABLE EARNINGS	**56,422**	**60,324**	**57,165**	**158,255**	**173,655**
NET INCOME	**69,207**	**91,552**	**31,817**	**160,911**	**156,075**
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
(+) Income tax from unrealized performance fees	(296)	–	–	(223)	–
(+) Compensation allocated in relation to unrealized performance fees	(910)	–	–	(685)	–
(-) Unrealized gain from GP investment income	(3,935)	(30,472)	8,046	14,416	3,655
(+) Income tax on unrealized gain from GP investment income	7	10	46	(48)	56
(-) Unrealized gain from financial income	25	–	–	(879)	–
(-) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	4,804	5,655	–	7,785
(+) Depreciation and amortization	1,223	2,028	1,646	3,183	5,452
(+) Share Based Plan	5,609	2,248	5,058	8,813	9,413
(-) Income Taxes on Share Based Plan	(659)	199	(448)	(892)	(241)
(+) Non-operational expenses including income tax related to realized expense	353	–	–	5,425	–
ADJUSTED DISTRIBUTABLE EARNINGS	**73,195**	**70,369**	**51,820**	**191,957**	**182,195**
TOTAL NET REVENUE FROM SERVICES RENDERED	**102,659**	**117,584**	**109,086**	**296,503**	**328,978**
(-) Net revenue from realized performance fees	(2,602)	(10,765)	(2,058)	(8,977)	(14,786)
(-) Net revenue from unrealized performance fees	2,571	–	–	1,935	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**102,628**	**106,819**	**107,028**	**289,461**	**314,192**

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Effective tax rate reconciliation

(R$ thousands, unless mentioned)	3Q'22	3Q'23	3Q'22 YTD	3Q'23 YTD
Profit (loss) before income taxes	80,279	42,192	195,433	191,175
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	**(27,295)**	**(14,346)**	**(66,447)**	**(65,000)**
Reconciliation adjustments:				
Expenses not deductible	*(28)*	*(542)*	*(55)*	*(606)*
Tax benefits	*32*	*131*	*97*	*173*
Share based payments	*(71)*	*(76)*	*(227)*	*(329)*
Effect of presumed profit of subsidiaries[1] and offshore subsidiaries	*16,458*	*4,498*	*32,123*	*30,570*
Other additions (exclusions), net	(168)	(40)	(13)	92
Income taxes expenses	**(11,072)**	**(10,375)**	**(34,522)**	**(35,100)**
Current	*(12,501)*	*(14,370)*	*(38,058)*	*(41,492)*
Deferred	*1,429*	*3,995*	*3,536*	*6,392*
Effective tax rate	**14%**	**25%**	**18%**	**18%**

Notes: [1]Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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54 General and Administrative Expenses 17.7 18.7 0.9 8.0 3.5 2.9 4.9 16.4 19.8 0.5 8.3 1.2 3.7 3.7 3Q 2022 (R$mm) 3 Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$53.6 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$56.6 mm + 6%

55 Balance Sheet Liabilities and equity 6/30/2023 9/29/2023 Current liabilities Trade payables 438 563 Deferred Revenue – 12,498 Leases 24,381 24,381 Accounts payable 7,338 7,601 Labor and social security obligations 52,689 73,763 Loans and Obligations 22,207 66,081 Taxes and contributions payable 19,292 18,880 Total current liabilities 126,345 203,767 Non - current liabilities Accounts payable – – Leases 54,085 50,035 Labor and social security obligations 2,906 4,439 Loans and Obligations 158,206 111,878 Deferred taxes 7,423 4,630 Retirement plans liabilities 13,401 34,701 236,021 205,683 Total liabilities 362,366 409,450 Equity Share capital 15 15 Additional paid - in capital 1,379,255 1,376,255 Treasury shares (154,247) (167,872) Retained Earnings 113,122 91,815 Other reserves 25,556 30,001 1,363,701 1,330,214 Non - controlling interests in the equity of subsidiaries 2,793 2,605 Total equity 1,366,494 1,332,819 Total liabilities and equity 1,728,860 1,742,269 Assets 6/30/2023 9/29/2023 Current assets Cash and cash equivalents 153,992 184,215 Cash and bank deposits 31,403 38,042 Financial instruments at fair value through profit or loss 122,589 146,173 Financial instruments at fair value through profit or loss 1,182,812 1,131,389 Trade receivables 66,312 66,456 Sub - leases receivable 3,909 4,071 Taxes recoverable 1,921 2,631 Other assets 14,505 19,163 Total current assets 1,423,451 1,407,925 Non - current assets Financial instruments at fair value through profit or loss 6,423 6,776 Trade receivables 16,904 35,227 Sub - leases receivable 3,149 2,352 Taxes recoverable 294 433 Deferred taxes 10,721 11,923 Other receivables 928 633 38,419 57,344 Property and equipment 12,980 13,116 Right of use - Leases 60,054 57,849 Intangible assets 193,956 206,035 Total non - current assets 305,409 334,344 Total Assets 1,728,860 1,742,269

Supplemental Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ million

For the Three Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	**13,511**	**8,672**	**24,041**	**2,431**	**6,008**	**5,308**	**2,800**	**15**	**2,108**	**64,895**
(+/-) Capital Subscription / (capital return)	551	–	–	273	187	(59)	–	–	(116)	836
(+) Capital Subscription	*638*	–	–	*331*	*305*	–	–	–	*3*	*1,277*
(-) Capital Return	*(86)*	–	–	*(58)*	*(118)*	*(59)*	–	–	*(119)*	*(441)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	(103)	(697)	–	8	8	48	21	–	(715)
(+/-) Appreciation / (depreciation)	(91)	(124)	216	27	17	77	(5)	0	99	216
Ending Balance	**13,971**	**8,445**	**23,560**	**2,731**	**6,220**	**5,335**	**2,843**	**37**	**2,091**	**65,231**

For the Twelve Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	**13,650**	**7,868**	**25,029**	**1,505**	**5,888**	**4,465**	**2,892**	**–**	**2,096**	**63,392**
(+/-) Capital Subscription / (capital return)	1,025	–	55	1,139	(31)	238	–	–	(300)	2,127
(+) Capital Subscription	*1,286*	–	*55*	*1,275*	*409*	*500*	–	–	*50*	*3,575*
(-) Capital Return	*(261)*	–	*(0)*	*(136)*	*(439)*	*(262)*	–	–	*(350)*	*(1,448)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	123	(2,273)	–	(100)	278	(318)	36	–	(2,254)
(+/-) Appreciation / (depreciation)	(705)	454	749	87	464	354	269	1	296	1,967
Ending Balance	**13,971**	**8,445**	**23,560**	**2,731**	**6,220**	**5,335**	**2,843**	**37**	**2,091**	**65,231**

Fee-Earning Assets Under Management (FEAUM) – R$ million

For the Three Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	**10,268**	**8,623**	**23,940**	**2,383**	**6,008**	**5,308**	**2,655**	**15**	**2,108**	**61,310**
(+/-) Capital Subscription / (capital return)	526	–	–	273	187	(59)	–	–	(116)	811
(+) Capital Subscription	*638*	–	–	*331*	*305*	–	–	–	*3*	*1,277*
(-) Capital Return	*(111)*	–	–	*(58)*	*(118)*	*(59)*	–	–	*(119)*	*(466)*
(+) Acquisitions	–	–	–	–	–	–	–		–	–
(+/-) Net Inflow / (outflow)	–	(103)	(697)	–	8	8	48	21	–	(715)
(+/-) Appreciation / (depreciation)	(62)	(125)	216	27	17	77	(9)	0	99	239
Ending Balance	**10,733**	**8,395**	**23,458**	**2,682**	**6,220**	**5,335**	**2,694**	**37**	**2,091**	**61,644**

For the Twelve Months Ended September 29, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Private Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	**10,288**	**7,805**	**24,911**	**1,447**	**5,888**	**4,465**	**2,801**	**–**	**2,096**	**59,700**
(+/-) Capital Subscription / (capital return)	1,001	–	55	1,145	(31)	238	–	–	(300)	2,108
(+) Capital Subscription	*1,274*	–	*55*	*1,275*	*409*	*500*	–	–	*50*	*3,562*
(-) Capital Return	*(273)*	–	*(0)*	*(130)*	*(439)*	*(262)*	–	–	*(350)*	*(1,454)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	131	(2,217)	–	(100)	278	(359)	36	–	(2,232)
(+/-) Appreciation / (depreciation)	(556)	460	710	90	464	354	252	1	296	2,069
Ending Balance	**10,733**	**8,395**	**23,458**	**2,682**	**6,220**	**5,335**	**2,694**	**37**	**2,091**	**61,644**

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Investment records – IP&S, Liquid Strategies, Private Credit and Listed Funds

Fund	Segment	NAV[1] (R$ million)	3Q'23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	357.5	2.0%	9.5%	12.3%	24.3%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	290.0	0.4%	5.6%	4.0%	14.2%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	227.2	(1.8)%	13.9%	7.9%	18.9%	IPCA[6] + Yield IMA-B[7]	IPCA[6] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	809.3	(0.8)%	10.5%	3.7%	(0.0)%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	493.9	(1.2)%	5.9%	4.5%	11.0%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	1,591.5	1.0%	9.0%	10.7%	20.1%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,604.3	1.3%	8.8%	10.4%	18.8%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	191.8	(1.8)%	8.5%	9.5%	22.0%	IMA-B[7]	IMA-B[7]
Vinci Crédito Imobiliário I	Private Credit	112.6	2.7%	8.7%	12.9%	22.7%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Private Credit	821.6	(0.9)%	10.1%	11.0%	22.8%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Mult. Plus FIC FIM	Private Credit	125.7	3.6%	9.1%	12.9%	27.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Private Credit	586.6	1.5%	10.0%	9.9%	19.7%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Private Credit	352.2	2.3%	6.8%	8.7%	23.3%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	2,190.6	1.7%	20.0%	16.7%	37.5%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,595.4	(1.6)%	13.9%	5.2%	19.5%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	139.5	(7.9)%	(5.1)%	(7.7)%	(15.8)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	67.2	6.4%	30.1%	21.5%	36.9%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	215.5	(1.2)%	11.2%	11.1%	20.2%	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	146.9	(1.1)%	3.0%	8.1%	3.9%	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate / Private Credit (REIT)	375.3	0.2%	(0.0)%	0.5%	1.5%	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	59.3	3.1%	16.1%	12.6%	30.2%	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	654.2	(0.3)%	8.1%	0.9%	(2.7)%	-	-

Benchmark	3Q'23	YTD	12 M	24 M
IBOV[5]	(1.3)%	6.2%	5.9%	5.0%
CDI[4]	3.2%	9.9%	13.4%	25.8%
IMA-B 5[7]	1.7%	8.9%	11.6%	22.0%
IPCA[6] + Yield IMA-B[7]	1.8%	8.2%	11.1%	27.0%
IPCA[6]	0.6%	3.5%	5.2%	12.7%
IFIX[8]	2.0%	12.3%	7.6%	18.5%

See notes and definitions at end of document

VINCI partners 58

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	136	5,200	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,892	2,274	4,167	2.0x	1.1x	10.5%	1.4%
VCP III	Private Equity	2018	4,000	2,236	49	4,191	4,240	1.8x	1.8x	36.2%	31.8%
VCP IV	Private Equity	2022	1,916	–	–	–	–	–	–	–	–
VCP Strategy[2]	Private Equity		9,531	5,505	7,006	6,601	13,607	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	19.4%	13.1%
VIR IV	Private Equity	2020	1,000	375	151	348	499	1.3x	1.4x	28.5%	36.5%
VIR Strategy[3]	Private Equity		1,276	522	270	492	762	1.5x	1.5x	22.4%	28.5%
SPS I	Vinci SPS	2018	128	188	180	144	324	1.7x	1.5x	26.2%	19.6%
SPS II	Vinci SPS	2020	671	1,004	700	767	1,467	1.5x	1.5x	26.7%	29.4%
SPS III	Vinci SPS	2021	1,070	549	92	589	681	1.2x	1.3x	30.0%	35.4%
Vinci SPS Strategy[4]	Vinci SPS		1,869	1,741	971	1,501	2,472	1.4x	1.5x	27.0%	27.5%
FIP Transmissão[5]	Infrastructure	2017	211	104	256	120	375	3.6x	2.8x	59.8%	44.9%
VIAS[6]	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	22.0%	28.1%
VICC[7]	Infrastructure	2023	1,291	–	–	–	–	–	–	–	–
VFDL[8]	Real Estate	2021	422	189	6	209	215	1.1x	1.2x	14.8%	17.4%
Vinci Credit Infra[9]	Private Credit	2022	1,400	438	–	448	448	1.1x	1.1x	NM	NM

See notes and definitions at end of document

VINCI partners 59

Shareholder Dividends

- Vinci Partners generated R$0.96 or US$0.20[1] of Distributable Earnings per common share for the third quarter of 2023.
- The company declared a quarterly dividend of US$0.17[2] per common share to record holders as of November 22, 2023; payable on December 07, 2023.

($ in thousands)	1H21	3Q'21	4Q'21	1Q'22	2Q'22	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792	60,006	70,369	51,820
Distributable Earnings (US$)[1]	19,397	11,377	13,637	10,615	11,795	14,281	10,618	11,994	14,290	10,647
DE per Common Share (US$)[2]	0.34	0.20	0.24	0.19	0.21	0.26	0.19	0.22	0.26	0.20
Actual Dividend per Common Share[3]	**0.30**	**0.16**	**0.20**	**0.17**	**0.17**	**0.20**	**0.17**	**0.16**	**0.20**	**0.17**
Record Date	*Sep 01, 2021*	*Dec 01, 2021*	*Mar 10, 2022*	*May 24, 2022*	*Aug 25, 2022*	*Nov 23, 2022*	*Mar 01, 2023*	*May 25, 2023*	*Aug 24, 2023*	*Nov 22, 2023*
Payable Date	*Sep 16, 2021*	*Dec 16, 2021*	*Mar 24, 2022*	*Jun 08, 2022*	*Sep 09, 2022*	*Dec 08, 2022*	*Mar 15, 2023*	*Jun 09, 2023*	*Sep 08, 2023*	*Dec 07, 2023*

Notes: [1]US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.8673, as of November 07, 2023, when dividends were approved by our Board of Directors; [2]Per Share calculations are based on end of period Participating Common Shares; [3]Actual dividends per common share are calculated considering the share count as of the applicable record date.

VINCI partners 60

61 Notes: ¹As of September 29, 2023, Public Float was comprised of 12,487,696 Class A common shares. Share Summary ▪ Common Shares Outstanding as of quarter end of 53,872,066 shares. x Repurchased 705,518 common shares in the quarter, with an average share price of US$10.1. x Repurchased 3,463,755 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14 th , 2023, limited to R$60 million. x Available authorization remaining was R$12.5 million on September 29, 2023. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 2Q’23 3Q'23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 40,247,461 39,730,720 39,405,827 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 54,196,959 53,872,066

GP Commitment in Vinci Partners funds

- As of September 29, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$398.0 million as of September 29, 2023.

(R$ million, unless mentioned)	Segment	3Q'23 Commitments	Total Capital Committed	3Q'23 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (3Q'23)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	–	1.6	2.8
VCP III	Private Equity	–	3.1	0.0	2.8	–	–	3.9
VIR IV	Private Equity	–	11.1	0.7	5.4	0.0	1.7	4.2
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	20.9	10.2
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.6	10.5
VIAS	Infrastructure	–	50.0	9.7	37.5	–	–	43.6
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	2.9
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	5.6	39.0	–	–	42.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	13.3	54.4
VINO	Real Estate	–	50.0	–	50.0	0.8	5.9	38.4
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	20.7
VCRI	Real Estate/Private Credit	–	80.0	–	80.0	2.2	16.5	69.5
VICA	Real Estate/Private Credit	–	23.0	–	23.0	0.8	3.4	22.8
Vinci Crédito Infra Institucional	Private Credit	–	100.0	28.5	36.2	–	–	36.4
VSP FIM	IP&S	–	50.0	–	8.8	–	–	10.5
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	–	24.3
Total		–	**1,067.8**	**44.6**	**418.7**	**5.3**	**70.6**	**398.0**

Notes: [1]The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

62

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Segment/Fund	**AUM R$mm**	**Index type**	**Index Rate**	**Status**
VCP III - Onshore	1,274	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
VCP III - Offshore	3,456	Preferred Return w/ Catch- Up[2]	USD + 8%	Currently generating performance
Other PE Onshore Vehicles	1,931	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Other PE Offshore Vehicles	905	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Nordeste III	228	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	140	Preferred Return w/ Catch- Up[2]	IPCA[5] + 5%	Within investment period
VIAS	424	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	58	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
VICC	1,267	Preferred Return[4]	IPCA[5]	Within investment period
Listed REITs	2,526	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
VFDL	438	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	294	Hurdle[3]	IFIX[9]	Currently generating performance
VCI II	822	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	587	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	375	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	139	Hurdle[3]	CDI[10]	Currently generating performance
VCS	104	Hurdle[3]	IPCA[5] + 5%	Within investment period
VCI I	113			Not expected to pay performance
VCE	386	Hurdle[3]	CDI[10]	Currently generating performance
SPS III	1,193	Preferred Return[4]	CDI[10]	Within investment period
Others	1,297			Currently generating performance
Others	3,070			Not expected to pay performance
Total Private Markets	**21,175**			
Vinci Valorem	1,777	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,596	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,127			Currently generating performance
Commingled Funds	604	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
VSP	212	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Currently generating performance
Others	2,314			Currently generating performance
Total IP&S	**7,629**			
SWF	4,432	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	810	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	494	Hurdle[3]	IBOV[7]	Currently generating performance
Atlas Strategy	392	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Multiestratégia	357	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	459	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	2,075			Currently generating performance
Total Liquid Strategies	**9,019**			
PEAUM TOTAL	**37,823**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$37.8 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$8 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.


PEAUM
R$38 bn
56%
20%
24%
Private Markets
IP&S
Liquid Strategies

VINCI partners

63

64 Notes and Definitions Notes to page 22: (1) Accrued performance fees for the VCP offshore are as of 2Q’23. This occurs due to the 60 days timeline of the quarterly m ark up to be disclosed by the fund’s administrator. Notes to page 35: (1) Liquid Strategies are comprised of Public Equities and Hedge Funds. (2) Private Markets are comprised of REITs, Credit rights investment funds and Private Equity (excluding non - discretionary manag ers). (3)Others are comprised of non - discretionary Private Equity managers (80%), ETF (9%), Offshore (9%) and foreign exchange (1%). Notes to page 51: (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On September 29, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent conside rat ion fair value. The variation was recognized as a loss in the financial result. Notes to page 58: (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE.

Notes and Definitions

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

(9) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2%-4%, X= Average IMAB 5+1% per year; iii. Between 4%-5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average

Notes to page 59:

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

(2) Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q'23, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(3) Track record for VIR strategy is presented as of 1Q'23, due to fund's administrator timeline to disclose the quarterly markup of the fund.

(4) Track record for Vinci SPS strategy is presented as of 2Q'23.

(5) Track record for FIP Infra is presented as of 1Q'23.

(6) Track record for VIAS is presented as of 1Q'23.

(7) Track record for VICC is presented as of 1Q'23.

(8) Track record for VFDL is presented as of 2Q'23.

(9) Track record for Vinci Credit Infra is presented as of 2Q'23.

Notes to page 63:

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

VINCI partners 65

66 Notes and Definitions (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

Notes and Definitions

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our private credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in private credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

VINCI partners 67

68 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Managemen t a nd Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and pri vate credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilíbrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.
- VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies.
- VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil.
- Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

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